UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-12796

(Check One):
☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:

N/A.

PART I
REGISTRANT INFORMATION

MetroGAS S.A.

Full Name of Registrant:

N/A

Former Name if Applicable:

Gregorio Araoz de Lamadrid 1360

Address of Principal Executive Office (Street and Number):

(1267) Buenos Aires, Argentina

City, State and Zip Code:

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☑ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant respectfully notifies the Securities and Exchange Commission that it was unable to complete its Annual Report on Form 20-F for fiscal year ended December 31, 2009 (the "2009 Annual Report") in a timely manner without unreasonable effort or expense. The delays in the Registrant's tariff adjustments have caused the Registrant's financial condition to deteriorate and have affected the capacity of the Registrant to generate the cash flow necessary to maintain normal activities and comply with its indebtedness obligations due in 2010. The Registrant hired a financial advisor to find alternatives that would allow it to timely renegotiate its financial debt. The advisor suggested various courses of action but none of the suggested alternatives was a viable option for the Registrant.

The adverse financial conditions led the Registrant's Board of Directors to file a petition for voluntary reorganization (concurso preventivo) in an Argentine court on June 17, 2010. This reorganization filing generated an event of a default under the Registrant's outstanding debt obligations. Pursuant to the terms of the Registrant's outstanding debt obligations, this default resulted in the automatic acceleration of its outstanding debt obligations. Nevertheless, upon the reorganization filing an automatic stay was put into place on the payment of principal and interest on the Registrant's outstanding debt obligations.

Thereafter, the Registrant received notice from the New York Stock Exchange (the "NYSE") that its ADRs had been suspended from trading on the NYSE and will be delisted in due course as a result of the reorganization filing. Additionally, on June 17, 2010, the Ente Nacional Regulador del Gas (National Gas Regulatory Board or "ENARGAS"), the Argentine regulatory agency with jurisdiction over the Registrant, began an intervention over the Registrant's business.

The Registrant requires more time to reflect these new developments in its 2009 Annual Report.

The Registrant is working diligently to finalize the 2009 Annual Report and expects to file it no later than July 15, 2010.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

_Eduardo Villegas Contte________ __(54)(11) 4309-1434________________
(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☑ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please find below a summary of the Registrant's consolidated statements of operations for the fiscal year ended December 31, 2009 as compared to the fiscal year 2008 under Argentine GAAP.

	12.31.09	12.31.08

Gross profit	304.6	288.6
Administrative and selling expenses	(210.5)	(171.4)
Operating income	94.1	117.2
Financial and holding results	(170.8)	(130.1)
Other income, net	8.0	1.4
Minority interest	(0.3)	(0.2)
Loss before income tax	(69.0)	(11.7)
Income tax	(9.3)	(1.8)
Net loss	(78.3)	(13.5)

The Registrant's net loss totaled Ps. 78.3 million during 2009, compared to Ps. 13.5 million in 2008. This increase in net loss was mainly due to the increase in the Registrant's financing and holding results caused by higher interest and exchange loss generated by its foreign currency financial debt, an increase in its selling expenses and the loss registered in its income tax results.

The Registrant expects that there will also be significant changes in the results of operations under U.S. GAAP for the fiscal year ended December 31, 2009 as compared to the fiscal year 2008.

_______________________________MetroGAS S.A.___________________________________
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 30, 2010 By: Name: Eduardo Villegas Contte Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4 Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (No.232.201 or No.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (No.232.13(b) of this chapter).

6. Interactive data submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (No.232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (No.232.201 and No.232.202 of this chapter).